Exhibit 99.1

YM BIOSCIENCES ANNOUNCES RESULT OF CYTOPIA SHAREHOLDER VOTE

MISSISSAUGA, Canada - January 12, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM) today announced that YM BioSciences' previously announced proposal to acquire all the shares of Australian biopharmaceutical company, Cytopia Ltd., under a Scheme of Arrangement was subject to a positive vote of Cytopia shareholders both by number of shares and number of shareholders. At the Scheme Meeting held in Melbourne on January 12, 2010 99.67% of the shares voted by Cytopia shareholders were reported by Cytopia to have been voted in favour of the Scheme; 196 of the 213 shareholders voting at the meeting, representing 92.02% of all Cytopia shareholders represented, voted in support of the Scheme. Accordingly Cytopia shall now apply to the Court for orders approving the Scheme. The Court hearing is anticipated to occur on January 15, 2010 in Melbourne with the final court orders being lodged with the Australian Securities and Investments Commission, (“ASIC”) on January 18, 2010.

Following lodgement of documentation with ASIC, the arrangement becomes irrevocable and trading in Cytopia shares on the Australian Stock Exchange will be suspended. The Implementation Date of the Scheme, giving effect to the merger, is anticipated to occur on January 28, 2010.

"We are delighted by the positive outcome of our proposal to merge Cytopia into YM, resulting in a broad drug development portfolio of considerable promise. The JAK provenance, coming as it does from Dr. Andrew Wilks, the discoverer of the Janus Kinase family, and from which Cytopia's vascular disrupting agent emerged, provides an exceptional pedigree," said David Allan, Chairman and CEO of YM BioSciences. "Both of Cytopia's drugs are in clinical development and both are in areas of considerable interest to the pharmaceutical industry worldwide."

"This opportunity to link our earlier stage products in development to YM's well-advanced development of nimotuzumab both directly and through its extensive network of international licensees offers our shareholders and our management both risk mitigation and a much enhanced prospect for success in this business of drug development," said Andrew Macdonald, CEO of Cytopia Ltd. "YM's positioning in North America, with its listing within the world's most important capital market for companies in this industry, adds a further dimension of advantage to our shareholders as we offer a further dimension to the YM's portfolio.”

Under the Scheme of Arrangement YM BioSciences offered one common share of YM in exchange for each 11.74, common shares of Cytopia (0.0852 YM for each Cytopia common share) subject to adjustment should the volume-weighted-average price (VWAP) of YM shares for the 20 trading days ending January 15, 2010 fall outside of the range of C$1.29 and C$2.397. As at the close of business January 9, 2010 the VWAP for the prior 15 days has been calculated as C$1.551.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

About Cytopia

Cytopia Ltd is an Australian biotechnology company focused on the discovery and development of new drugs to treat cancer and other diseases. Cytopia conducts its research and drug development through a subsidiary based in Melbourne, Australia and specializes in developing new small molecule compounds with an improved therapeutic profile for the treatment of cancer.

The company’s lead drug candidate is CYT997, a vascular disrupting agent (VDA) for the treatment of various cancers, which is currently being evaluated in Phase II clinical studies.  CYT387, a novel oral JAK1/JAK2 inhibitor focused on the treatment of myeloproliferative disorders, is also being investigated in a Phase I/II clinical study.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com